September 27, 2007

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	IceWEB, Inc.
Form 10-KSB for the fiscal year ended September 30, 2007
File No. 000-27865

Dear Mr. Woody:

On behalf of IceWEB, Inc., we are responding to the staff of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter to Mr. John R. Signorello dated September 6, 2007.

Our responses are numbered consistent with the staff’s numbered comments in the September 6, 2007 letter. For your convenience, we have repeated the Commissions comments below before each of our responses.

Staff Comment #1

205 Van Buren Street, Suite 150 • Herndon, Virginia 20170 • Tel. (703) 964-8000 • Fax (703) 964-0160 • www.iceweb.com

Response to Staff Comment #1

IceWEB relied on its interpretation of EITF 98-03 in reaching it’s conclusion that the acquisition of certain assets of True North Solutions Group (the “True North transaction”) comprised the purchase of productive assets, and not the purchase of a business.

In addition, we relied on the Business Combinations Exposure Draft (replacement of FASB statement No. 141) which defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing either: (1) a return to investors (2) Dividends, lower costs, or other economic benefits drectly and proportionately to owners, members, or participants.

Assessment

The True North transaction consisted of the acquisition of furniture, office equipment, and the GSA schedule from American Systems Corporation (the “inputs”).

IceWEB believes that it did not acquire any processes (as defined in the Business Combinations Exposure Draft – see below) applied to these inputs, nor did it acquire the resulting outputs associated with this business as part of the True North transaction.

According to the Business Combinations Exposure Draft, a process is defined as follows:

Any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented; however, an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll, and other administrative systems typically are not processes that are used to create outputs.)

IceWEB, Inc. at the time of the True North transaction already had a GSA schedule and was engaged in a similar business prior to the True North transaction. The transaction supplemented a business activity that IceWEB was already engaged in.

In addition, it may be worth noting that the GSA schedule which was acquired in the transaction has not yet successfully completed the novation process. IceWEB is awaiting the finalization of the novation process by the GSA.

Based on this analysis, IceWEB maintains that this transaction consisted of the purchase of an asset, rather than of a business, as defined in EITF 98-3.

Staff Comment #2

Response to Staff Comment #2

This transaction was consummated over a several week period that crossed over fiscal periods. The preferred shareholders remitted payment in advance of IceWEB issuing the preferred stock.

The Consolidated Statement of Changes in Stockholders Equity in 2006 reflects the net proceeds from preferred stock to be issued in fiscal 2005 of $408,836, and the related payment of placement fees and expenses of ($57,385) in fiscal 2006. The net proceeds from the transaction was $351,451, $349,618 of which was additional paid in capital and was reflected on the Consolidated Statement of Changes in Stockholders Equity as a fiscal year 2006 transaction (when the preferred stock was actually issued).

	For the year ended September 30
	2006	2005	Net Proceeds
Proceeds of preferred stock to be issued	$—	$408,836	$408,836
Payment of placement fees and expenses at closing	$(57,385)	$—	$(57,385)

Net proceeds from issuance of preferred stock	$(57,385)	$408,836	$351,451

Staff Comment #3

Response to Staff Comment #3

IceWEB relied on its interpretation of EITF 98-05 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” in determining the accounting treatment associated with the reduction of the exercise price of the Series A and Series B warrants. No accounting transaction was recorded related to the reduction of the exercise price of the warrants.

Assessment

On February 27, 2006, the exercise price on common stock purchase warrants, all of which were held by Barron Partners LP, was reduced to $1.00 per share. These warrants had an exercise price of $2.00 per share with respect to 2,000,000 shares of common stock, $4.80 per share, with respect to 1,250,000 shares, and $9.60 with respect to 1,250,000 shares. The market value of IceWEB common stock on the date of the repricing was $0.99.

In accordance with EITF 98-05, the Company determined that the Series A and B common stock warrants and preferred stock were to be valued according to the Black Scholes Model and that the relative values of each component were applied to the net proceeds received. Since the value of all of the detachable warrants was in excess of the net value of the preferred stock, the value of the preferred stock was treated as a discount attributable to the beneficial conversion feature of the instrument. Due to the terms of the document, management believed that the conversion of the preferred stock was effective in the immediate future and therefore has amortized the discount as a dividend through retained earnings. Also, in accordance with EITF Abstract 00-27, the proceeds from the Series A transaction was first allocated to the convertible instrument (in this case the detachable warrants).

Specifically, during fiscal 2006 and 2005, we recorded a deemed preferred stock dividend of $500,000 and $1,000,000, respectively, which related to our Series A and B Convertible Preferred Stock. The dividend recorded represented 100% of the proceeds received, so there is no residual balance that can be expensed.

Per EITF 98-05, Paragraph 6, the Task Force reached a consensus that the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.

Staff Comment #4

Response to Staff Comment #4

IceWEB relied on its interpretation of EITF 98-05 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” in determining the accounting treatment associated with the reduction of the exercise price of the warrants. No accounting transaction was recorded related to the reduction of the exercise price of the warrants.

The outstanding warrants referred to in comment #4 are the same warrants which are addressed in comment #3, above. Please refer to our response to comment #3.

Staff Comment #5

Response to Staff Comment #5

The footnote disclosure for this item includes a typographical error and is incorrect. The footnote should have read that the purchase price paid by IceWEB exceeded the fair value of the net assets of PatriotNet, Inc., which resulted in the recognition of goodwill. The fair value of the net assets acquired from PatriotNet, Inc., net of the liabilities assumed was ($100,600). This amount, combined with the $290,000 purchase price paid in cash and stock resulted in goodwill of $390,600.

Staff Comment #6

Response to Staff Comment #6

We take note of your recommendation, and will comply with your instructions in all future filings.

As requested, IceWEB hereby acknowledges the following:

•	IceWEB is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to IceWEB’s filings.

•	IceWEB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at 703-344-0956 or John R. Signorello at 703-344-0960.

Very truly yours,

/s/ Mark B. Lucky

Mark B. Lucky

cc:	Mark Rakip, Staff Accountant, Division of Corporate Finance, SEC
Joseph D’Arelli, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP